

September 29, 2022

Xiangying Meng
President and CEO
Clancy Corp
2nd Floor, BYD, No. 56, Dongsihuan South Road
Chaoyang District, Beijing, China 100023

      Re: Clancy Corp
         Form 10-K for the Fiscal Year Ended July 31, 2021
         File No. 333-213698

Dear Mr. Meng:

      We have reviewed your Form 10-K/A filed on September 13, 2022, in response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2022 letter.

Form 10-K/A (Amendment No.2) filed September 13, 2022

Exhibit 31.1, page 1

1.   We note that the certification of the principal executive officer and principal financial officer is not in its proper form. In this regard, the certification must include each of the 5 paragraphs using the exact language prescribed by Item 601(b)(31). Also, the title of the certification should read "Certification," and the opening line of the certification should <u>not</u> include the titles of the certifying individual, as the certifications must be made in an individual capacity. Finally, we remind you that the certification should refer to your Form 10-K/A3 and be appropriately dated.

Report of Independent Registered Public Accounting Firm, page F-2

2.   Please ask your auditor to revise the report to fully comply with the following items as addressed in our prior comments 1 and 2:

- Refer to related notes and any related schedules in the identification of the financial statements in the opinion paragraph as required by paragraph 8(d) of AS 3101;
- Present the Going Concern heading and related paragraph <u>directly</u> after the opinion paragraph as required by paragraph 13 of AS 2415;
- The Basis for Opinion section must include the statements in paragraph 9 of AS 3101. They are currently presented in the last paragraph of the audit report; and
- Provide the Critical Audit Matters heading and disclosures required by paragraph AS 3101.16 <u>after</u> all the Basis for Opinion paragraphs. Also, the critical audit matters section should state that "Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved my especially challenging, subjective, or complex judgments. I have determined that there are no critical audit matters." Please refer to paragraph 16 of AS 3101.

You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel Luciano